================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                    FORM S-2

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

                           ---------------------------


                               GRAHAM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


               DELAWARE                                16-1194720
     (STATE OR OTHER JURISDICTION                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION                  OF IDENTIFICATION NO.)

                               GRAHAM CORPORATION
                               20 Florence Avenue
                                Batavia, NY 14020
                                 (716) 343-2216
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
      INCLUDING AREA CODE, OF THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           ---------------------------



                           WILLIAM A. SMITH, JR., ESQ.
                                 GENERAL COUNSEL
                               GRAHAM CORPORATION
                               20 Florence Avenue
                                Batavia, NY 14020
                                 (716) 343-2216

                           ---------------------------


                                 WITH COPIES TO:

                             W. EDWARD BRIGHT, ESQ.
                             THACHER PROFFITT & WOOD
                             Two World Trade Center
                               New York, NY 10048
                                 (212) 912-7435
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /____

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                    ---------------------------


                                                   CALCULATION OF REGISTRATION FEE


 Title of Shares to be Registered   Amount to be Registered      Proposed Maximum           Proposed Maximum         Amount of
                                                               Offering Price Per Unit(1) Aggregate Offering Price  Registration Fee
Common Stock......................         212,539                  $18.125                   $3,852,269              $1,167

(1) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, pursuant to which shares are considered to be offered at the average of the high and low sale price of Graham Corporation common stock as of the close of the day on September 8, 1997 as reported on the American Stock Exchange

         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

                                 212,539 Shares

                               GRAHAM CORPORATION

                                  COMMON STOCK


         This Prospectus may be used in connection with the offer and sale of up to 212,539 shares of common stock, par value $0.10 per share (the "Common Stock"), of Graham Corporation, a Delaware corporation ("Graham" or the "Company") (such shares being referred to as the "Offered Shares"), 211,876 of which are proposed to be offered for sale by and for the account of F.D. Berkeley III ("Mr. Berkeley"), the Chairman of Graham Corporation (the "Berkeley Shares") and 663 of which are proposed to be offered for sale by and for the account of the Company from the Company's treasury shares (the "Treasury Shares"). Any sales of the Offered Shares will be at market prices (plus customary or negotiated brokerage commissions) prevailing at the time of sale in the case of transactions consummated on the American Stock Exchange (the "ASE") and at negotiated prices related to market prices in privately negotiated transactions consummated off the floor of the ASE.

         SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY INVESTORS.

         The Common Stock of Graham is listed on the American Stock Exchange under the symbol "GHM." On September 8, 1997, the last reported sale price of the Common Stock on the American Stock Exchange Composite Transactions Tape was $181/8 per share.


              ----------------------------------------------------


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.




               THE DATE OF THIS PROSPECTUS IS SEPTEMBER __, 1997.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Graham has filed with the Securities and Exchange Commission (the "Commission"), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an Annual Report on Form 10-K for the fiscal year ended December 31, 1996, a Transition Report on Form 10-Q for the three months ended March 31, 1997 and a Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, copies of which are being delivered together with this Prospectus and are hereby incorporated by reference in and made a part of this Prospectus. In addition, Graham has filed with the Commission pursuant to Section 12 of the Exchange Act a registration statement on Form 8B dated March 7, 1983, which is hereby incorporated by reference in and made a part of this Prospectus.

         All documents filed by the Company with the Commission, pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining to be sold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO WILLIAM A. SMITH, JR., GENERAL COUNSEL, GRAHAM CORPORATION, 20 FLORENCE AVENUE, BATAVIA, NEW YORK 14020, TELEPHONE: 716-343-2216.

                              AVAILABLE INFORMATION

         Graham is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copies may be obtained at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and through the internet from the Commission's EDGAR database at www.sec.gov. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

         Graham has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Shares. This Prospectus does not contain all of the information in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein and filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document or other document filed as an exhibit to the Registration Statement, each being qualified in all respects by such reference. For further information with respect to Graham and the Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

         Graham was incorporated in 1983 under the laws of the State of Delaware. Graham is the successor to Graham Manufacturing Co., Inc. a corporation organized under the laws of the State of New York in 1936, which is now a wholly-owned subsidiary of Graham. Graham's executive offices are located at 20 Florence Avenue, Batavia, NY 14020, telephone number (716) 343-2216.

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

THE COMPANY

         Graham was organized in 1983 as a Delaware holding company and is the successor to Graham Manufacturing Co., Inc., now a wholly owned subsidiary of the Company. Graham Manufacturing Co., Inc. was organized in 1936 under the laws of the State of New York. The Company manages the activities of various subsidiaries that are located in the United States and the United Kingdom. The Company is primarily engaged in the custom manufacture and design of vacuum and heat transfer equipment. The principal customers for these products are large industrial corporations in the chemical, petrochemical, petroleum refining and electric power generating industries. The Company's products are sold through a combination of direct sales engineers and independent sales representatives located in over 40 major cities in the United States and abroad. Consolidated sales in 1996 were $51,394,000, resulting in a net income of $3,061,000 or $1.90 per share.

         Graham's United States operation consists of one wholly-owned, incorporated subsidiary, Graham Manufacturing Co., Inc. ("GMC") located in Batavia, NY. GMC is a leading manufacturer of steam jet ejector vacuum systems. In addition, GMC is a recognized manufacturer of surface condensers for steam turbines and various types of heat exchangers such as Heliflow, plate and frame and special types of nuclear shell and tube heat exchangers. Graham's United Kingdom operation consists of one subsidiary, Graham Precision Pumps Limited ("GPPL") in Congleton, Cheshire.

         Effective April 1, 1997, the Company changed its fiscal year-end from December 31 to March 31. Management anticipates that this change will be beneficial to the operations of the business.

         Graham's principal executive offices are located at 20 Florence Avenue, Batavia, NY 14040, telephone number 716-343-2216. See "The Company" herein.

THE BUSINESS

         Graham's primary business is the design and manufacture of vacuum and heat transfer equipment that is primarily custom built. Its product line includes steam surface condensers, vacuum products, including steam jet ejector vacuum systems and vacuum pumps, specialty heat exchangers, including Heliflow and plate exchangers, shell and tube heat exchangers and other products, including steam vacuum refrigeration units, atmosphere relief valves, air-cooled products, desuperheaters and the Micro Mix II series of instantaneous steam water heaters. The principal markets for these products are international industrial corporations in the chemical, petrochemical, petroleum refining, and electric power generating industries. The Company's products are sold by a combination of direct sales engineers and independent sales representatives located in over 40 major cities in the United States and abroad. The Company's business is highly competitive, and a substantial number of the Company's competitors possess greater financial resources. While Graham holds a relatively small market share in most of its product areas, management believes that Graham is one of the leading manufacturers of steam jet ejectors.

         The Company's principal customers include large chemical, petroleum and power companies, which are the end users of the equipment manufactured by the Company in manufacturing and refining processes. In addition, the Company supplies equipment to large engineering contractors in the building and installation of facilities for such companies and others. Graham is not dependent upon any individual customer or group of customers, as no customer or group of customers regularly accounts for more than 10% of Graham's annual revenue. See "The Business" herein.

USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Berkeley Shares. The proceeds of any sales of the Berkeley Shares will be for the benefit of F.D. Berkeley III.

         Graham will receive the net proceeds from the sale of the Treasury Shares. Graham intends to use the net proceeds that it receives from the sale of the Treasury Shares (estimated to be approximately $12,000 based on the closing price per share of Common Stock of $181/8 on September 8, 1997) for working capital purposes. No portion of the proceeds from the sale of the Treasury Shares has been earmarked for a particular investment. See "Selling Security-Holders," "Plan of Distribution" and "Use of Proceeds" herein.

SELLING SECURITY-HOLDERS

         The Berkeley Shares are owned by F.D. Berkeley III, Chairman of the Company, who will receive the proceeds from the sale of any of the Berkeley Shares. Upon consummation of the offering, if all of the Berkeley Shares were sold, Mr. Berkeley would no longer directly own any Common Shares. See "Selling Security-Holders" herein.

PLAN OF DISTRIBUTION

         The Offered Shares will not be sold by Mr. Berkeley or Graham Corporation in any prearranged plan of distribution. The price and manner of sale of the Berkeley Shares will be in the sole discretion of Mr. Berkeley, and the price and manner of sale of the Treasury Shares will be in the sole discretion of the Company. Any sales will be at market prices prevailing at the time of sale in the case of transactions consummated on the floor of the ASE and at negotiated prices related to the market price in the case of transactions consummated off the floor of the ASE in privately negotiated transactions.

DESCRIPTION OF THE COMMON STOCK

         The Company's authorized capital stock consists of 6,000,000 shares of common stock, par value $0.10 per share, and 500,000 shares of preferred stock, par value $1.00 per share. As of September 1, 1997, the Company had outstanding 1,628,182 shares of Common Stock. As of September 1, 1997, an aggregate 326,800 shares of Common Stock were reserved for issuance under the Company's stock option plans. See "Description of the Common Stock" herein.

                                  THE OFFERING


Securities Offered..........................         Common Stock, $0.10 par
                                                     value per share. See
                                                     "Description of the Common
                                                     Stock."

Common Stock Outstanding
         as of September 1, 1997............         1,628,182 Shares

Berkeley Shares to be offered...............         211,876 shares

Treasury Shares to be offered...............         663 shares

Common Stock to be
         Outstanding After the Offering of
         the Offered Shares.................         1,628,845 Shares

American Stock Exchange Symbol..............         "GHM"

                                  RISK FACTORS

         PROSPECTIVE INVESTORS IN THE OFFERED SHARES OFFERED HEREIN SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

CONCENTRATION OF CUSTOMERS IN CYCLICAL INDUSTRIES

         Historically, almost all of the Company's revenues have been derived from sales to corporations in the chemical, petrochemical, petroleum refining and electrical power generating industries. Corporations in these industries have historically experienced cyclical periods of construction and expansion of their plants and facilities. Currently, in the United States, these industries are experiencing a protracted cycle of little expansion of existing facilities. For example, no new major petroleum refining facilities have been constructed in the United States in 20 years. Demand for the Company's products has increasingly come from the construction of new facilities outside the United States and from the upgrading of existing facilities within the United States. While the Company believes that demand for its products will increase, there can be no assurance that the Company will be successful in its efforts to continue to supply a greater portion of revenues from outside the United States or that the cyclical downturn in the Company's customer's industries will not continue.

FLUCTUATION OF FINANCIAL RESULTS

         The Company's revenues and operating results could fluctuate significantly from period to period. Given the relatively large sales price of the Company's products, a limited number product orders may account for a substantial portion of revenues in any particular period. Revenues and all related costs on short-term contracts are accounted for on the completed contracts method and included in income upon substantial completion or shipment to the customer. Profit margin may vary materially from product to product. As a result of these and other factors, the Company could experience significant fluctuations in revenues and operating results in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the year ended December 31, 1996 and the Company's Forms 10-Q for the periods ended March 31, 1997 and June 30, 1997, copies of which are being delivered together with this Prospectus.

TECHNOLOGICAL OBSOLESCENCE

         Because technology in the heat transfer area is well established, new technologies affect earnings only marginally. The Company believes that its future success will depend in part upon its ability to enhance existing products and to develop and manufacture new products that meet new demands from its customers. The failure to introduce new or enhanced products on a timely and cost-competitive basis could have a material adverse effect on the Company's financial condition and results of operation.

COMPETITIVE MARKETPLACE

         The markets in which the Company operates are composed of other global and regional competitors, some of which may have greater financial, engineering, manufacturing or other resources than the Company. While the Company believes that in the manufacture of steam jet ejectors it is a leading manufacturer, the Company gathers a small percentage of the market share in its other product areas. There can be no assurance that the Company will have sufficient resources to continue as a leading manufacturer of steam jet ejectors or that it will be successful in capturing additional market share in other product areas. See "The Business."

INCREASED NUMBER OF REGISTERED SHARES

         Public trading in the Company's Common Stock may be characterized by a small trading volume. The addition of a substantial number of additional shares eligible for public trading may have the effect of creating an excess of the supply of shares for sale over the demand for shares to be purchased, which may lead to a decline of the prevailing prices at which shares of the Common Stock may trade. Additionally, the market price of the Common Stock could be subject to significant fluctuation if the Offered Shares are sold in large quantities into the market in response to the significant increase in supply of shares of Common Stock for public trading.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Berkeley Shares. The proceeds of any sales of the Berkeley Shares will be for the benefit of Mr. Berkeley.

         Graham will receive the net proceeds from the sale of the Treasury Shares. Graham intends to use the net proceeds that it receives from the sale of the Treasury Shares (estimated to be approximately $12,000 based on the closing price per share of Common Stock of $181/8 on September 8, 1997) for working capital purposes. No portion of the proceeds from the sale of the Treasury Shares has been earmarked for a particular investment. See "Selling Security Holders" and "Plan of Distribution."

                         DETERMINATION OF OFFERING PRICE

         The Offered Shares will be sold at market prices (plus customary or negotiated brokerage commissions) prevailing at the time of sale in the case of transactions consummated on the floor of the ASE and at negotiated prices related to market prices in privately negotiated transactions consummated off the floor of the ASE.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of June 30, 1997.

         This table should be read in conjunction with the financial statements of the Company and notes thereto which are incorporated by reference in this Prospectus.


                                                                                      JUNE 30, 1997
                                                                                      -------------

Long-term debt (including current portion)...................................... $                0
             Revolving credit facility..........................................            355,000
             Term loan due 2000     ............................................                  0
             Employee Stock Ownership Plan Loan Payable.........................            575,000
Capital leases..................................................................            731,000
                                                                                 ------------------

Total long-term debt............................................................          1,661,000
                                                                                 ------------------

Shareholders' equity:
             Common stock, $.10 par value, 6,000,000 shares authorized,
             1,604,355 shares issued and outstanding............................            160,000
             Capital in excess of par value.....................................          3,355,000
             Cumulative foreign currency translation adjustment.................         (1,793,000)
             Retained earnings..................................................         12,060,000
                                                                                 ------------------
                                                                                         13,782,000
Less:  Treasury stock...........................................................             (6,000)
             Employee Stock Ownership Plan Loan Payable.........................           (575,000)
                                                                                 -------------------
Total shareholders' equity...................................................... $       13,201,000
                                                                                 ==================
             Total capitalization............................................... $       14,862,000
                                                                                 ==================

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The Common Stock of the Company is listed on the ASE under the symbol "GHM."

         The following table sets forth the reported high and low last sale prices per share for the Common Stock reported on the American Stock Exchange Composite Transactions Tape. The Company has not paid any cash dividends for such periods.

                                                PRICE RANGE

                                           HIGH             LOW
1995
         First Quarter                   11 3/8            9 1/4
         Second Quarter                  11 7/8            9
         Third Quarter                   13 7/8           10 1/8
         Fourth Quarter                  16               11 1/2

1996
         First Quarter                   12 11/64          9 27/64
         Second Quarter                  12 1/4            9 11/64
         Third Quarter                   12 37/64          9 1/4
         Fourth Quarter                  11 3/8            9

1997*
         First Quarter                   15 5/8            9 1/8
         Second Quarter                  18               13 5/8
         Third Quarter (through
         September 8, 1997)              18 5/8           16 7/8


         * Effective April 1, 1997, the Company changed its fiscal year-end from December 31 to March 31. Information provided is for the calendar quarters of 1997.

         On September 8, 1997, the reported last sale price of the Common Stock on the American Stock Exchange Composite Transaction Tape was $181/8 per share.

         Dividends on the Common Stock of the Company are payable at the discretion of the Company's Board of Directors out of funds legally available therefor. The Company last paid a dividend for the fourth quarter of 1992. Effective in the first quarter of 1993 and since then, the Company's Board of Directors suspended dividend payments as a cash conservation measure, until such time as the Company generates sufficient earnings to support resumed payment of dividends. Future payments of dividends (and the amounts thereof) will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors of the Company deems relevant.

         Several loan agreements between the Company and its creditors contain provisions pertaining to the maintenance of minimum working capital requirements, tangible net worth, capital expenditures and financial ratios as well as restrictions on the payment of cash dividends to stockholders. The most restrictive dividend provision limits the payment of dividends to stockholders to the greater of $400,000 or 25% of consolidated net income. In addition, the United States subsidiary, GMC, may pay dividends to the parent Company only as long as the subsidiary remains in compliance with all financial covenants applicable to it after payment of the dividend.

                             SELLING SECURITYHOLDERS

         The Berkeley Shares offered hereby are owned by F.D. Berkeley III, the Chairman of Graham. The Berkeley Shares represent approximately 13.0% of the Common Stock outstanding. The proceeds from the sale of the Berkeley Shares shall be retained by Mr. Berkeley. Any decision with regard to the distribution of the Berkeley Shares is in the sole discretion of Mr. Berkeley. Mr. Berkeley may place any or all of the Berkeley Shares with one or more independent agents, with instructions to sell shares if, as and when and on such terms and conditions as such agents may determine in their discretion. See "Plan of Distribution." Upon consummation of the offering, if all of the Berkeley Shares were sold, Mr. Berkeley would no longer directly own any shares of Common Stock. As a participant in the Company's Employee Stock Ownership Plan (the "Company ESOP") and stock option plans, Mr. Berkeley would continue to have indirect beneficial ownership of Common Stock allocated to his ESOP account as well as Common Stock that he may acquire through the exercise of stock options.

         Frederick D. Berkeley III is the Chairman and Chief Executive Officer of Graham, and previously served in the same capacity with Graham's predecessor, Graham Manufacturing Co., Inc., until 1983. Mr. Berkeley is the beneficial owner of 235,3471 shares of Common Stock. Mr. Berkeley's address is c/o Graham Corporation, 20 Florence Avenue, Batavia, NY 14020. Mr. Berkeley began working for Graham in 1950 and succeeded his father, Frederick D. Berkeley, Jr., a founder of the Company, as President and Chairman of the Board in 1962.

--------
*
         Includes 22,050 shares which Mr. Berkeley may acquire within 60 days upon exercise of stock options; and 1,421 shares held by Chase Bank as trustee for the Employee Stock Ownership Plan Trust (the "ESOP Trust") and allocated to Mr. Berkeley's account as to which Mr. Berkeley has sole voting power but no dispositive power except in limited circumstances, which are not offered hereby. Excluded from Mr. Berkeley's shareholdings are 73,243 shares of common stock held by the ESOP Trust and not allocated to any individual's account, as to which Mr. Berkeley shares voting power and limited investment power with other ESOP participants.

                              PLAN OF DISTRIBUTION

         The Offered Shares will not be sold by Mr. Berkeley or Graham in any prearranged plan of distribution. The price and manner of sale of the Berkeley Shares will be in the sole discretion of Mr. Berkeley, and the price and manner of sale of the Treasury Shares will be in the sole discretion of the Company. Mr. Berkeley (with respect to the Berkeley Shares) and the Company (with respect to the Treasury Shares) may place any or all of the Offered Shares with one or more independent agents, with instructions to sell shares if, as and when and on such terms and conditions as, such agents may determine in their discretion. The proceeds from the sale of the Berkeley Shares will be for the sole benefit of Mr. Berkeley. The proceeds from the sale of the Treasury Shares will be for the sole benefit of the Company. See "Use of Proceeds." Any sales will be at market prices prevailing at the time of sale in the case of transactions consummated on the floor of the ASE and at negotiated prices related to the market price in the case of privately negotiated transactions consummated off the floor of the ASE. Any brokers or dealers effecting the sales of the Offered Shares on behalf of Mr. Berkeley or the Company may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. No payment of any underwriting commission or discounts in connection with any sales of the Offered Shares is expected other than customary brokerage commissions.

                         DESCRIPTION OF THE COMMON STOCK

         The Company's authorized capital stock consists of 6,000,000 shares of common stock, par value $0.10 per share, and 500,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of September 1, 1997 the Company had outstanding 1,628,182 shares of Common Stock. As of September 1, 1997, an aggregate of 326,800 shares of Common Stock were reserved for issuance under the Company's stock option plans.

THE COMMON STOCK

         The holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividends" for a discussion of certain restrictions on the Company's ability to pay dividends on the Common Stock. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive, upon any liquidation of the Company, all remaining assets available for distribution to stockholders after satisfaction of the Company's liabilities that may then be outstanding. The outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock have no preemptive, conversion or redemption rights. The registrar and transfer agent for the Common Stock is ChaseMellon Shareholder Services, LLC, 85 Challenger Road, Overpeck Center, Ridgefield, New Jersey.

PREFERRED STOCK

         The Board of Directors is authorized, without any further action by stockholders, to provide for the issuance of up to 500,000 shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in such series, to fix the designations, preferences, limitations and relative participating optional or other special rights and qualifications or restrictions of the shares of each series, and to determine the voting powers if any, of such shares. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely effect, among other things, the rights of existing stockholders or could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. In addition, the issuance of Preferred Stock could decrease the amount of earnings and assets available for dividends or other distributions to holders of Common Stock. The Company has no present intention to issue any Preferred Stock.

STOCKHOLDER RIGHTS PLAN

         The Company has adopted a Stockholder Rights Plan whereby one Share Purchase Right (each, a "Purchase Right") is attached to each outstanding share of Common Stock. Each Purchase Right entitles the holder to purchase from the Company an additional share of Common Stock for $70.00 per share, subject to adjustment. The Purchase Rights become exercisable (i) upon the acquisition by a person or group of persons of 20% or more of the Common Stock; or (ii) if a person or group of persons commences a tender offer for 30% or more of the Company's outstanding Common Stock. The Company has the right to redeem the Purchase Rights for $.01 per Purchase Right at any time prior to the close of business on the date the Purchase Rights become exercisable.

         After the Purchase Rights become exercisable, if the Company is acquired in a business combination, or if at least half of the Company's assets or earning power are sold, the Purchase Right would entitle its holder to purchase stock of the acquiror (or Graham, if it were the surviving company) at a discount of 50%. The number of shares that each Purchase Right would entitle its holder to acquire at a discount would be the number of shares having a market value equal to twice the exercise price of the Purchase Right.

         The issuance of the Purchase Rights, while providing flexibility in connection with a possible acquisition, could adversely effect, among other things, the rights of existing stockholders, or could have the effect of deferring, delaying or preventing a change in control of the Company, without further action by the stockholders. The Company has no current plans to redeem the Purchase Rights. See "Incorporation of Certain Information by Reference."

ANTI-TAKEOVER PROVISIONS

         The Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws contain certain provisions that may discourage potential takeover attempts that are not negotiated with the Company's Board of Directors. As a result, these provisions may have the effect of precluding takeover attempts that shareholders deem to be in their best interests, or in which shareholders might otherwise have received a substantial premium for their shares over the then-current market price, as well as making it more difficult for shareholders to acquire majority representation on the Board of Directors.

         These provisions provide, among other things: (1) that the Company's Board of Directors be divided into three classes with staggered terms; (2) that approval of the holders of 75% of the shares of stock entitled to vote, as well as the approval of the majority of the holders of shares of stock entitled to vote, if a corporation, person or other entity owns more than 50% of the shares of stock entitled to vote, be obtained for consummation of certain business combinations not approved in advance by the Company's Board of Directors (such as the merger or dissolution of Company); (3) for the issuance of additional shares of Common Stock or shares of preferred stock by the Company's Board of Directors without the approval of the shareholders (including the issuance of such shares in connection with the Stockholder Rights Plan); (4) that cumulative voting shall not be permitted in connection with the election of directors; and
(5) that special meetings of shareholders may be called only by the Chairman of the Board, the President or by two or more directors. In addition, employee retention agreements entered into between the Company and certain executive officers provide for certain payments to such individuals in the event of a change of control of the Company, which may render any such change of control more costly to a potential acquiror.

                                   THE COMPANY

         Graham Corporation was organized in 1983 as a Delaware holding company and is the successor to Graham Manufacturing Co., Inc., now a wholly owned subsidiary of the Company. Graham Manufacturing Co., Inc. was organized in 1936 under the laws of the State of New York. The Company manages the activities of various subsidiaries that are located in the United States and the United Kingdom. Consolidated sales were $51,394,000 resulting in a net profit of $3,061,000 or $1.90 per share in 1996 and $49,480,000 resulting in a net profit of $1,134,000 or $0.72 per share in 1995.

         Effective April 1, 1997, the Company changed its fiscal year-end from December 31 to March 31. Information provided is for the calendar quarters of 1997.

         The Company is primarily engaged in the custom manufacture and design of vacuum and heat transfer equipment. The Company's principal customers are large industrial corporations in the chemical, petrochemical, petroleum refining and electric power generating industries which are the end users of the Company's products. The Company's products are sold through a combination of direct sales engineers and independent sale representatives in over 40 major cities in the United States and abroad.

         Graham has no plans for new products or for the entry into new industry segments that would require the investment of a material amount of Graham's assets or that are otherwise material.

         As a company, Graham endeavors to develop products of high quality at competitive costs. Graham Precision Pumps Limited is close to achieving certification under the ISO 9000 standards. In the U.S., GMC has focused on its Total Quality Management (TQM) goals and made a conscious decision to pursue ISO 9000 only after further progress in TQM.

UNITED STATES OPERATIONS

         During 1996 Graham's U.S. operations consisted solely of Graham Manufacturing Co., Inc.

GRAHAM MANUFACTURING CO., INC.

         Graham Manufacturing Co., Inc. ("GMC") in Batavia, New York is a well recognized supplier of steam jet ejector vacuum systems, surface condensers for steam turbines, liquid ring vacuum pumps and compressors, and various types of heat exchangers such as Heliflow, plate and frame and special types of nuclear shell and tube heat exchangers. GMC possesses expertise in combining these various products into package systems for sale to its customers in a variety of industrial markets, including oil refining, chemical, petrochemical, power, pulp and paper, and shipbuilding.

         GMC has historically provided the largest portion of Graham's sales and profits. Sales were $46,669,000 in 1996 and $45,382,000 in 1995. Exports from GMC continue contribute a growing portion of sales. GMC exports totaled $23,416,000 in 1996 as compared to $18,497,000 in 1995. As a result, GMC is developing a strong sales presence overseas, particularly in the Far East and South America for the development of new business. GMC is also exploring additional export business Canada and Mexico, which may further develop as a result of international trade agreements such a NAFTA and GATT.

         The number of employees at GMC as of June 30, 1997 was 321.

UNITED KINGDOM OPERATIONS

         Graham Corporation owns a manufacturing subsidiary in the United Kingdom, Graham Precision Pumps Limited (GPPL) in Congelton, Chesire. Ownership is through its U.K. holding company, Graham Vaccuum & Heat Transfer Limited. Graham Vacuum & Heat Transfer Limited (GVHT) has no employees. U.K. sales for 1996 were $6,060,000 (converted at an exchange rate of $1.57 per pound Sterling).

GRAHAM MANUFACTURING LIMITED

         In September 1994, the Company approved a formal plan to dispose of its subsidiary, Graham Manufacturing Limited ("GML") , located in Gloucester, England, and subsequently sold the operation on January 24, 1995. In addition, GML manufactured air cooled exchanges through a joint venture known as Graham Exchange Services Limited of which GML owned seventy-five percent of the issued and outstanding shares. This joint venture was sold in November 1994. During 1995, the Company incurred a loss of $182,000 for additional expenses related to the disposal of GML. There were no tax attributes associated with the loss. The 1994 loss from GML's discontinued operations of $2,232,000 is net of related tax benefits of $8,000. The 1994 loss from disposal, which includes operating losses of $1,909,000 during the phase-out period is presented net of related tax benefits of $160,000. The remaining accrued liabilities for this disposal totalled $392,000 at December 31, 1996.

GRAHAM PRECISION PUMPS LIMITED

         Graham Precision Pumps Limited ("GPPL") designs, manufactures and markets gas and liquid handling pumps and pumping systems for vacuum and positive pressure in a wide range of industrial and commercial applications worldwide, including oil exploration and refining, aerospace, aviation fuel handling and environmental services in hotels, hospitals and shopping centers.

         Sales for 1996 stood at $6,060,000, a result exceeding by 7% the business plan for the year. This performance represented an improvement over 1995. This reflected an improving order intake through the year resulting in new orders for the year at $6,482,000, 23% above 1995 with 42% to export markets. Sales growth was achieved in the domestic U.K. market with all major product lines.

         GPPL has forecast some continued growth in selective markets which will be offset in part by the continuing uncertainty of the economies of specific countries. The Company will continue its marketing effort to further improve its position and increase its market share, primarily in the U.K. and the U.S. markets.

         As of June 30, 1997, the number of employees of GPPL was 70.

                                  THE BUSINESS

         Graham's primary business is the design and manufacture of vacuum and heat transfer equipment that is primarily custom built. Its product line includes steam surface condensers, vacuum products including steam jet ejector vacuum systems and vacuum pumps, specialty heat exchangers including Heliflow and plate exchangers, shell and tube heat exchangers and other products including steam vacuum refrigeration units, atmospheric relief valves, air-cooled products, desuperheaters and the Micro Mix II series of instantaneous steam water heaters. The principal markets for these products are international industrial corporations in the chemical, petrochemical, petroleum refining, and electric power generating industries. The Company's products are sold by a combination of direct company sales engineers and independent sales representatives located in over 40 major cities in the United States and abroad. The Company's business is highly competitive and a substantial number of the Company's competitors possess greater financial resources. While Graham holds a relatively small market share in most of its product areas, management believes that Graham is one of the leading manufacturers of steam jet ejectors.

         The Company's principal customers include large chemical, petroleum and power companies, which are the end users of the equipment manufactured by the Company in manufacturing and refining processes. In addition, the Company supplies equipment to large engineering contractors in the building and installation of facilities for such companies and others. Graham is not dependent upon any individual customer or group of customers, as no customer or group of customers regularly accounts for more than 10% of Graham's annual revenue.

         While Graham's business does not have any seasonal variance, Graham's business is affected by the cyclical patterns of the industries it services. Currently, many of the industries Graham services are in long-term cyclical downturn in the United States. Consequently, Graham has looked abroad, where less stringent environmental regulations have attracted large capital investments by Graham's traditional customers. In particular, the Company has been focusing its efforts in Asia and Latin America. Management believes the trend to freer global trade and international agreements such as NAFTA and GATT will positively impact corporate investment plans. Graham expects to continue to position itself in these markets to take full advantage of the opportunities presented in this area.

         In recent years, Graham has increased its market in the power generating industry as a result of the many cogenerating and refuse burning power plants that have been built. These plants are smaller than large central power stations, and the surface condensers, which condense the steam from the turbines, are of a size that Graham is well suited to design and manufacture. The trend toward cogeneration has spread to other countries and Graham is now getting business from this market abroad. By combining its deaeration technology with its surface condenser technology, the Company has been successful in selling complete deaerating and condensing systems for cogeneration power plants where very high amounts of makeup water must be treated to eliminate almost all traces of oxygen before it is introduced into the power plant cycle. These deaerating/condensing systems are marketed under the Graham trademark D02(R).

         To the chemical industry, Graham sells surface condensers, steam jet ejector systems including vacuum pumps, specialty heat exchangers including Heliflow and plate exchangers, steam vacuum refrigeration units, atmospheric relief valves, desuperheaters and Micromix II instantaneous steam water heaters.

         In the petroleum industry, it should be noted that there has not been a new refinery built in the United States in the last 20 years. However, the oil companies have been spending large amounts of money to increase the efficiency of their refineries, revamp their processes to provide cleaner burning fuels, and reduce emissions into the environment. Unfortunately for the U.S. economy, domestic oil companies have tended to move some of their operations overseas where they are not as burdened by environmental regulations, litigation and government, all of which raise the cost of energy to the consumer and make oil and gas produced in the U.S. less competitive. Despite the many negative conditions that the oil refining industry has faced, management believes the long-term worldwide outlook for the petroleum industry is a bright one. The oil refining market is an important one for Graham and Graham continues to work with the engineering contractors and the oil companies on new projects requiring heat transfer and vacuum equipment of the type that Graham builds.

         The technology that is used in the manufacture of heat transfer equipment is well established. As a result, the development of new technology does not have a significant impact. Instead the Company believes that success depends upon the ability to enhance existing products and to develop and manufacture new products that meet customers need within the existing technology.

                                  LEGAL MATTERS

         The legality of the securities being offered by this Prospectus is being opined upon for the Company by Thacher Proffitt & Wood, New York, New York.


                                     EXPERTS

         The consolidated financial statements and the related consolidated financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                                TABLE OF CONTENTS

                                                   PAGE
                                                   ----

Incorporation of Certain
  Documents by Reference.......................      2

Available Information..........................      2

Prospectus Summary.............................      4

Risk Factors...................................      7

Use of Proceeds................................      9

Determination of Offering Price................      9

Capitalization.................................     10

Price Range of Common Stock
  and Dividends................................     11

Selling Securityholders........................     13

Plan of Distribution...........................     14

Description of the Capital Stock...............     15

The Company....................................     17

The Business...................................     19

Legal Matters..................................     20

Experts........................................     20

================================================================================

================================================================================


                                 212,539 Shares



                               [GRAPHIC OMITTED]


                               GRAHAM CORPORATION


                                  COMMON STOCK





                              --------------------

                               P R O S P E C T U S
                               September __, 1997

                              --------------------



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                  The following table sets forth the costs and expenses, other than Underwriting Discounts and Commission, payable by the Company in connection with the sale of the Common Stock offered hereby. All amounts are estimates except the registration fee.

                                                                  Amount to
             Name                                                 Be Paid
             ----                                                 -------

      SEC Registration Fee . . . . . . . . . . . . . .            $ 1,167
      Legal Fees and Expenses  . . . . . . . . . . . .             15,000
      Accounting Fees and Expenses . . . . . . . . . .              2,800
      Miscellaneous Expenses . . . . . . . . . . . . .              2,033
                                                                  -------
           Total . . . . . . . . . . . . . . . . . . .            $21,000
                                                                  =======

ITEM 15.          INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         I. Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

                  Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against liability asserted against him, and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

         II. Article 14 of the Certificate of Incorporation of Graham Corporation provides that a director shall not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Delaware Corporation Law, as amended. In addition, directors and officers of the corporation are indemnified against any liabilities incurred, including expenses incurred in defending a proceeding in advance of its final disposition, in his capacity as a director or officer to the fullest extent permitted by the

Delaware Corporation Law. The rights granted pursuant to the Certificate of Incorporation are not exclusive of any rights granted by statute, agreement, vote of stockholder or disinterested directors.

         III. Graham has purchased a directors' and officers' liability insurance policy for the benefit of its officers and directors.

         IV. The employment agreement for each executive officer of Graham provides that Graham shall indemnify such officer to the fullest extent permitted under Delaware law.


ITEM 16.          EXHIBITS

         4.1 Certificate of Incorporation of Graham Corporation (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1989.)
         4.2 Shareholder Rights Plan of Graham Corporation (Incorporated herein by reference from the Company's Current Report on Form 8-K dated February 26, 1991, as amended by Amendment No. 1 on Form 8 dated June 8, 1991.)
         5.1      Opinion of Thacher Proffitt & Wood re: legality
         23.1     Deloitte & Touche LLP, Independent Accountants
         23.2     Consent of Thacher Proffitt & Wood (included in Exhibit 5.1)

ITEM 17.          UNDERTAKINGS

                  The undersigned Registrant hereby undertakes:

         (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) For the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities

Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Batavia, State of New York, on September 11, 1997.

                                      GRAHAM CORPORATION
                                      Registrant


                                       By: /s/ Frederick D. Berkeley, III
                                          ----------------------------------
                                               Frederick D. Berkeley, III
                                               Chairman of the Board and
                                               Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


           SIGNATURE                          TITLE                            DATE
           ---------                          -----                            ----

 /s/ Frederick D. Berkeley, III      Chairman of the Board                 September 11, 1997
----------------------------------   and Chief Executive
     Frederick D. Berkeley, III      Officer/Director

/s/ Alvaro Cadena                    President and Chief                   September 11, 1997
----------------------------------   Operating Officer/Director
    Alvaro Cadena


/s/ J. Ronald Hansen                 Vice President-Finance                September 11, 1997
----------------------------------   and Administration; Chief
    J. Ronald Hansen                 Financial Officer
                                     (Principal Accounting Officer)

/s/ H. Russel Lemcke                 Director
----------------------------------                                         September 11, 1997
    H. Russel Lemcke

/s/ Jerald D. Bidlack                Director                              September 11, 1997
----------------------------------
    Jerald D. Bidlack

/s/ Philip S. Hill                   Director                              September 11, 1997
----------------------------------
    Philip S. Hill

/s/ Robert L. Tarnow                 Director                              September 11, 1997
----------------------------------
    Robert L. Tarnow

/s/ Cornelius S. Van Rees            Secretary/Director                    September 11, 1997
----------------------------------
    Cornelius S. Van Rees
